Exhibit 21.1

Subsidiaries of the Registrant

Name	State of Incorporation or organization
Ambar Lone Star Fluid Services LLC	Texas
Patterson Petroleum LLC	Texas
Patterson-UTI Drilling Canada Limited	Nova Scotia
Patterson-UTI Drilling Company LLC	Texas
Patterson-UTI Drilling International, Inc.	Delaware
Patterson-UTI Management Services, LLC	Delaware
Universal Pressure Pumping, Inc.	Delaware
Universal Well Services, Inc.	Delaware